September 17, 2020

VIA EDGAR SUBMISSION Mr. Eric Envall Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
               Teucrium Sugar Fund
               Registration Statement on Form S-1 (File No. 333-248545)

Dear Mr. Envall:

                On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Sugar Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated September 15, 2020 in regards to the Fund’s registration statement on Form S-1 filed on September 2, 2020 (the “Registration Statement”). All capitalized terms not defined herein shall have the meaning assigned to them in the Registration Statement, and any page references refer to the Registration Statement. For convenience, your comment is restated below, with the response following.

1.
Comment: We note your disclosure that the investment objective of the Fund “may be changed at any time at the sole discretion of the Sponsor.” Please revise your disclosure to provide more detail and describe:

●
any current plans to change the Fund’s investment objective;
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whether any such change would fall outside of compliance with the Fund’s listing standard;
●
the provision(s) of your governing document(s) that describe this authority;
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the reason(s) and circumstances(s) pursuant to which the Sponsor would exercise this authority;
●
how shareholders would be notified of any changes to the investment objective;
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the notice period shareholders would receive before the investment objective is changed;
●
 whether investors will have the ability to modify their holdings as a result of such a change; and
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any other relevant information regarding this authority.

Response 1.                                    Recent market developments have highlighted the potential need for commodity-based funds to change their investment objective, benchmark or investment strategies in order to address market conditions. The Fund does not have any current plans to change its investment objective, benchmark or investment strategies. However, Section 8.2(d) of the Fifth Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”), as permitted under Section 3806(b) of the Delaware Statutory Trust Act, expressly limits shareholder voting rights to certain specific matters, which do not include changes to the Fund’s investment objective, benchmark or investment strategies. Although the Fund believes that it has the authority to make such changes without a shareholder vote, such changes of course may require regulatory approval before being implemented.

No advance notice of changes to the Fund’s investment objective, benchmark or investment strategies is required under the Fund’s governing documents or applicable law. However, the Fund will provide notice to shareholders by filing an 8-K and prospectus supplement describing the changes to be made and the effective date thereof. The period of time between notification and effectiveness, if any, will depend on the nature of the change and the fulfillment of any regulatory requirements.

In response to the Staff’s comment, the Fund proposes to amend the prospectus that will be included in Pre-Effective Amendment No. 1 (with such changes superseding the prospectus disclosure changes made in the initial Registration Statement). After reviewing the prospectuses for other similar commodity-based funds, the Fund believes that these changes are consistent with the disclosure of those other funds.

The Fund proposes removing the parenthetical in the second sentence of the first paragraph under “Operation of the Fund” and adding the following paragraphs:

Consistent with applicable provisions of the Trust Agreement and Delaware law, the Fund has broad authority to make changes to the Fund’s operations. Consistent with this authority, the Fund, in its sole discretion and without shareholder approval or advance notice, may change its investment objective, Benchmark, or investment strategies. The Fund has no current intention to make any such change, and any change is subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE.

The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. However, by way of example, the Fund may change the term structure or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the price of sugar for future delivery if, due to market conditions, a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of the Fund to invest in the current Benchmark Futures Contracts. The Fund would file a current report on Form 8-K and a prospectus supplement to describe any such change and the effective date of the change. Shareholders may modify their holdings of the Fund’s shares in response to any change by purchasing or selling Fund shares through their broker-dealer.

The Fund has added similar disclosure under “The Fund in General” on page 22 of the Registration Statement.

The Fund has added the following risk factor to “What Are the Risk Factors Involved with an Investment in the Fund?” under “The Fund’s Operating Risks” beginning on page 10 of the Registration Statement:

The Fund may change its investment objective, Benchmark or investment strategies at any time without shareholder approval or advance notice.

Consistent with its authority under the Trust Agreement and Delaware law, the Fund, in its sole discretion and without shareholder approval or advance notice, may change the Fund’s investment objective, Benchmark or investment strategies, subject to applicable regulatory requirements, including, but not limited to, any requirement to amend applicable listing rules of the NYSE. The reasons for and circumstances that may trigger any such changes may vary widely and cannot be predicted. By way of example, the Fund may change the term structure or underlying components of the Benchmark in furtherance of the Fund’s investment objective of tracking the price of sugar for future delivery if, due to market conditions, a potential or actual imposition of position limits by the CFTC or futures exchange rules, or the imposition of risk mitigation measures by a futures commission merchant restricts the ability of the Fund to invest in the current Benchmark Futures Contracts. Shareholders may experience losses on their investments in the Fund as a result of such changes.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner Shareholder

WTC/JMS
Cc:
Sal Gilbertie
John Sanders